SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release dated July 11, 2003
Press Release dated July 11, 2003
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–	Press Release dated July 11, 2003;

–	Press Release dated July 11, 2003.

Press Release

ENEL PRODUZIONE CHAIRMAN RESIGNS, EXTRAORDINARY
BOARD MEETING CALLED TO APPOINT NEW CHAIRMAN

Rome, July 11, 2003 – The chairman of the subsidiary Enel Produzione S.p.A., Antonino Craparotta, today tendered his resignation. The chairman of Enel, Piero Gnudi, and the chief executive, Paolo Scaroni, have accepted his resignation and have today called a meeting of the board of directors of the Parent company. The board will be asked to appoint a new chairman for Enel Produzione, to ensure the continued, regular operation of that company.

The resignation follows the involvement of Mr. Craparotta in the investigation into the foreign contracts of Enelpower. Such investigation has already led to the arrest of the former chief executive of Enelpower, Luigi Giuffrida, and the former operating officer of the same company, Gabriele Caressa, for matters relating to the years 2000 and 2001.

Enel has been collaborating with magistracy for months to help clarify the facts uncovered by the Milan public prosecutor and, at the request of the board of directors, the lawyers Guido Rossi and Alberto Moro Visconti have already taken judicial and other measures to protect the interests of Enel and its shareholders.

In June of 2002, soon after his appointment as Enel chief executive, Paolo Scaroni called for an internal audit of Enelpower’s contracts with regard to the quality of their management and associated financial risks. The audit led to the resignation of Enelpower’s chief executive, Luigi Giuffrida, and its operating officer, Gabriele Caressa, in August 2002.

In recent months, Enel senior management took additional measures to reinforce internal and financial controls at Enel Produzione, in the context of an examination of the entire Group. This coincided with the centralization of the Group’s purchasing activities from the beginning of the year.

Enel will continue to give its full cooperation to the magistracy, as it has in past months, placing all the documents and other evidence requested at its disposal.

Press Release

ENEL BOARD APPOINTS PAOLO SCARONI INTERIM CHIEF OPERATING OFFICER OF THE
GENERATION AND ENERGY MANAGEMENT DIVISION, AND INTERIM CHAIRMAN OF ENEL
PRODUZIONE, ENEL TRADE, ENEL GREEN POWER

Rome, July 11, 2003 – The board of directors of Enel S.p.A. met this morning and approved the substitution of Antonino Craparotta, following his resignation.

Paolo Scaroni will become interim Chief Operating Officer of the Generation and Energy Management Division and interim Chairman of the subsidiaries Enel Produzione S.p.A., Enel Trade S.p.A. and Enel Green Power S.p.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli Name: Avv.Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: July 11, 2003